File pursuant to Rule 253(g)(2)

File Number: 024-12546

SUPPLEMENT NO. 3 DATED MAY 23, 2025

TO OFFERING CIRCULAR DATED JANUARY 6, 2025

Gin & Luck Inc.

This document supplements, and should be read in conjunction with, the Offering Circular filed on Form 1-A of Gin & Luck Inc. (the “Company”), originally filed on December 11, 2024, and amended on January 6, 2025 (the “Offering Circular”), and supplements dated February 21, 2025 (“Supplement No. 1”) and May 16, 2025 (“Supplement No. 2”), relating to the offer and sale by us of 4,939,049 shares of Series C-1 Preferred Stock (the “Shares”). The Offering Circular is available here. Supplement No. 1 and Supplement No. 2 are available here and here, respectively. Unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, Supplement No. 1, Supplement No. 2, and on the 2025 Special Financial Report (as defined below), including the disclosures incorporated by reference therein.

The purpose of this Supplement No. 3 is to:

•	Incorporate the Company’s recently filed Special Financial Report on Form 1-K, which contains more recent information on the Company, including audited financial statements for the fiscal year ending on December 31, 2024 (the “2025 Special Financial Report”);
•	Correct a disclosure made in Supplement No. 1 to accurately state that the promissory note executed by the Company, dated January 16, 2025, was entered into with Robert Kaplan and Laurence C. Kaplan, who are family members of David Kaplan, rather than with David Kaplan; and
•	Update the allocations within the section titled ‘Use of Proceeds to Issuer’ in light of the existence of the 2025 R&L Kaplan Promissory Note; the 2025 DK Promissory Note; and the 2025 Spurgeon Promissory Note.

The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into the Offering Circular certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be part of the Offering Circular. Accordingly, the Company hereby incorporates by reference into the Offering Circular all of the information contained in our Special Financial Report on Form 1-K, which we filed with the SEC on May 22, 2025, a copy of which may be accessed here.

In addition, the Company amends and restates or supplements the following sections and sub-sections of its Offering Circular.

The following information supersedes and replaces the relevant sections – specifically footnote (1) – of USE OF PROCEEDS TO ISSUER, page 21:

Assuming a maximum raise of $10,555,304.79, the net proceeds of this Offering would be approximately $9,578,373.39 after subtracting estimated Offering costs, including to the Company in Transactions Fees, Broker in commissions and fees, audit fees, EDGARization fees and legal fees. The Company plans to use these proceeds as follows:

	•	Approximately $2,250,000.00 on expansion in existing markets through the opening of three (3) new brick & mortar cocktail lounges with each estimated opening budgeted around $750,000.00 with a strategy to secure leases at discounted prices and with minimal build out or renovation needs, as well as working with developers to subsidize a large portion of each project’s opening costs.
	•	Approximately $950,000.00 on our expansion through the opening of two (2) new Close Company locations in Nashville and Atlanta.
	•	Approximately $1,250,000.00 toward the acquisition of an additional hotel property for Midnight Auteur Hotel Group.
	•	Approximately $250,000.00 toward the opening of Death & Co Seattle.
	•	Approximately $2,174,275.39 for working capital and operation funds.
(1)	•	Approximately $2,704,098.00 to pay off short term debt.

(1) The portion of the proceeds used for short term debt will go to repay the Spurgeon Note, the Black Olive Rev Purchase, the DK Promissory Note, the W. Schlacks Note, the December 2023 Promissory Note, [and] the DK & JG Promissory Note, 2025 R&L Kaplan Promissory Note; the 2025 DK Promissory Note; and the 2025 Spurgeon Promissory Note, each of which is detailed in the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information. As of the date of this filing, the principal and interest balance is $2,704,098.00. The Company intends to fully repay all referenced loans. However, if full repayment becomes impractical, repayment will follow the order in which the notes are listed above.

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The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

The following information supersedes and replaces the relevant paragraph reflecting the January 16th 2025 promissory note under MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – “Indebtedness”, page 33:

On January 16, 2025, Robert and Laurence Kaplan, family members of David Kaplan, a director on the Company’s Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $350,000 (the “2025 R&L Kaplan Promissory Note”). The 2025 R&L Kaplan Promissory Note bears an interest rate of 6.397% per annum with an initial maturity date of May 1, 2025, which was extended to September 1, 2025. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

The following information supersedes and replaces the relevant paragraph reflecting the “2025 DK Promissory Note” under INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS, page 40:

In January 2025, the Company made the 2025 R&L Kaplan Promissory Note in exchange for a loan in the aggregate amount of $350,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

The following information supplements section INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS, page 40:

In February 2025, the Company made the 2025 Spurgeon Promissory Note in exchange for a loan in the aggregate amount of $200,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

The date of this Supplement No. 3 to the Offering Circular is May 23, 2025.

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